Exhibit 99.1

China Yuchai International Announces

2014 Unaudited Fourth Quarter and Full Year Financial Results

SINGAPORE, Singapore – February 26, 2015 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of diesel engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the fourth quarter and the year ended December 31, 2014. The financial information presented herein for 2014 and 2013 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for the Fourth Quarter of 2014

•	Net revenue declined by 6.4% to RMB 3.9 billion (US$ 640.8 million) compared with RMB 4.2 billion in the fourth quarter of 2013;

•	Gross profit was RMB 970.1 million (US$ 158.5 million), with a gross margin of 24.7% compared with RMB 976.6 million and a gross margin of 23.3% in the fourth quarter of 2013;

•	Operating profit decreased 18.0% to RMB 391.1 million (US$ 63.9 million) compared with RMB 477.0 million in the same quarter of 2013;

•	Earnings per share declined 7.4% to RMB 6.31 (US$ 1.03) compared with RMB 6.82 in the fourth quarter of 2013;

•	Total number of engines sold declined 15.8% to 93,094 units compared with 110,583 units in the fourth quarter of 2013.

Net revenue for the fourth quarter of 2014 decreased by 6.4% to RMB 3.9 billion (US$ 640.8 million) compared with RMB 4.2 billion in the fourth quarter of 2013. The decrease in unit sales exceeded the decline in net revenue. This was due to a higher proportion of National IV engine sales in the fourth quarter of 2014.

The total number of engines sold by GYMCL during the fourth quarter of 2014 was 93,094 units compared with 110,583 units in the same quarter of 2013, representing a decrease of 17,489 units, or 15.8%. The decrease was mainly due to a decline in engine sales in the truck segment as well as construction applications. According to the China Association of Automobile Manufacturers (“CAAM”), sales for commercial vehicles (excluding gasoline-powered vehicles) declined by 14.9% in the fourth quarter of 2014.

Gross profit decreased 0.7% to RMB 970.1 million (US$ 158.5 million) compared with RMB 976.6 million in the same quarter of 2013. Gross margin increased to 24.7% in the fourth quarter of 2014 compared with 23.3% in the same quarter in 2013. The increase in gross margin was attributable to reduced sales of lower margin engines.

Other operating income was RMB 13.8 million (US$ 2.3 million), a decrease of RMB 56.1 million from RMB 69.9 million in the fourth quarter of 2013. The decrease was mainly due to lower government grants, less interest income from bank deposits and higher foreign exchange revaluation loss.

Research and development (“R&D”) expenses were RMB 132.6 million (US$ 21.7 million) compared with RMB 146.3 million in the same quarter of 2013. As a percentage of net revenue, R&D spending was 3.4% in the fourth quarter of 2014, as compared with 3.5% in the fourth quarter of 2013.

Selling, general & administrative (“SG&A”) expenses were RMB 460.2 million (US$ 75.2 million), up from RMB 423.3 million in the fourth quarter of 2013, an increase of RMB 36.9 million or 8.7%. SG&A expenses represented 11.7% of net revenue compared with 10.1% in the fourth quarter of 2013. The increase in the SG&A percentage was mainly due to higher depreciation costs and impairment charges relating to an intangible asset.

Operating profit decreased by 18.0% to RMB 391.1 million (US$ 63.9 million) from RMB 477.0 million in the fourth quarter of 2013. This decline was mainly due to lower other income and higher SG&A expenses, partially offset by lower R&D expenses. The operating margin was 10.0% in the fourth quarter of 2014 compared with 11.4% in the fourth quarter of 2013.

Finance costs increased to RMB 36.5 million (US$ 6.0 million) from RMB 25.9 million in the same quarter in 2013, an increase of RMB 10.6 million.

The share of joint ventures was a loss of RMB 3.6 million (US$ 0.6 million) compared with a loss of RMB 46.3 million in the same quarter in 2013. The decrease in loss of RMB 42.7 million was mainly due to impairments in the fourth quarter of 2013.

In the fourth quarter of 2014, total net profit attributable to China Yuchai’s shareholders decreased 5.1% to RMB 241.2 million (US$ 39.4 million), or earnings per share of RMB 6.31 (US$ 1.03), compared with RMB 254.1 million, or earnings per share of RMB 6.82 in the same quarter in 2013.

Earnings per share in the fourth quarter of 2014 was based on a weighted average of 38,195,706 shares compared with earnings per share in the fourth quarter of 2013 which was based on a weighted average of 37,267,673 shares. In July 2014, we issued 928,033 new shares to shareholders who elected to receive shares in lieu of dividend in cash.

Financial Highlights for 2014

•	Net revenue increased 3.4% to RMB 16.4 billion (US$ 2.7 billion) compared with RMB 15.9 billion in 2013;

•	Gross profit rose slightly to RMB 3.29 billion (US$ 537.8 million), with a gross margin of 20.0% compared with RMB 3.26 billion and a gross margin of 20.5% in 2013;

•	Operating profit decreased 7.8% to RMB 1.3 billion (US$ 211.2 million) compared with RMB 1.4 billion in 2013;

•	Earnings per share increased 3.0% to RMB 19.36 (US$ 3.16) compared with RMB 18.79 in 2013;

•	Total number of engines sold declined 3.4% to 483,825 units compared with 500,756 units in 2013.

Net revenue increased 3.4% to RMB 16.4 billion (US$ 2.7 billion) compared with RMB 15.9 billion in 2013.

The total number of engines sold by GYMCL during 2014 was 483,825 units compared with 500,756 units in 2013, representing a decrease of 16,931 engine units, or 3.4%. This decrease compared favorably against the industry decline of 10.8% in unit sales of commercial vehicles (excluding gasoline-powered vehicles) in 2014, as reported by CAAM. The decrease in engine units was mainly attributable to a decline in engine sales to the truck and industrial engine markets, offset by higher sales of engines for agriculture applications. In 2014, approximately 36,400 natural gas engines were sold compared with approximately 32,400 units in 2013.

Gross profit was RMB 3.29 billion (US$ 537.8 million), higher than the RMB 3.26 billion in 2013. Gross profit margin was 20.0% compared with 20.5% in 2013. The lower gross margin was attributable to a change in the sales mix to higher engine sales for light-duty engines and a more competitive commercial vehicle market.

Other operating income was RMB 94.9 million (US$ 15.5 million) compared with RMB 156.4 million in 2013, a decrease of RMB 61.5 million. This was mainly due to lower interest income from bank deposits and a decrease in government grants.

Research and development (“R&D”) expenses were RMB 494.6 million (US$ 80.8 million) compared with RMB 468.6 million in 2013, an increase of 5.5%. As a percentage of net revenue, R&D spending was 3.0% compared with 2.9% in 2013. R&D expenses were mainly related to ongoing research and development of new and existing engine products as well as continued initiatives to improve engine quality.

Selling, general & administrative (“SG&A”) expenses were RMB 1.6 billion (US$ 261.3 million), which was similar to 2013. SG&A expenses represented 9.7% of net revenue in 2014 and 2013.

Operating profit declined by 7.8% to RMB 1.3 billion (US$ 211.2 million) from RMB 1.4 billion in 2013. This decrease was mainly due to lower other income, and higher expenses for SG&A and R&D, which was partially offset by an increase in gross profit. The operating margin was 7.9% compared with 8.8% in 2013.

Finance costs declined to RMB 156.7 million (US$ 25.6 million) from RMB 161.2 million in 2013, a decrease of RMB 4.5 million, or by 2.8%. The decline in finance costs was primarily due to lower interest expenses from the outstanding short-term and medium-term notes and less bills discounting in 2014, as compared with 2013.

The gains arising from acquisitions were RMB 95.2 million (US$ 15.6 million). This was due to GYMCL increasing its shareholding interest in Yuchai Remanufacturing Services (Suzhou) Co., Ltd., a jointly controlled entity, from 51% to 100% which resulted in a fair value gain and negative goodwill of RMB 64.8 million. The remaining gain was due to HL Global Enterprises Ltd increasing its shareholding interest in a jointly controlled entity involved in the hotel business, from 45% to 100%.

The share of joint ventures was a loss of RMB 30.7 million (US$ 5.0 million) as compared with a loss of RMB 79.2 million in 2013. The decrease of RMB 48.5 million was mainly due to a reduction of the loss in the joint ventures of GYMCL. In 2013, there were also impairment costs arising from the joint ventures.

Total net profit attributable to China Yuchai’s shareholders increased 4.3% to RMB 730.3 million (US$ 119.3 million), or earnings per share of RMB 19.36 (US$ 3.16), compared with RMB 700.4 million, or earnings per share of RMB 18.79 in 2013.

Earnings per share were based on a weighted average of 37,720,248 shares compared with earnings per share in 2013 which was based on a weighted average of 37,267,673 shares. In July 2014, we issued 928,033 new shares to shareholders who elected to receive shares in lieu of dividend in cash.

Balance Sheet Highlights as at December 31, 2014

•	Cash and bank balances were RMB 2.5 billion (US$ 410.0 million) compared with RMB 3.6 billion at December 31, 2013.

•	Trade and bills receivable were RMB 8.1 billion (US$ 1.3 billion) compared with RMB 7.4 billion at the end of 2013.

•	Short- and long-term borrowings were RMB 2.3 billion (US$ 373.7 million) at the end of 2014 and 2013.

•	Net inventory was RMB 1.9 billion (US$ 314.0 million) compared with RMB 2.3 billion at the end of 2013.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “As China began the strict enforcement of the National IV emission standards nationwide on January 1, 2015, we saw a noticeable product mix shift towards engines compliant with National IV emission standards in the fourth quarter of 2014. We believe that the emission change is beneficial for GYMCL in the long term as the technological entry barrier in the marketplace is now higher.”

“Since 2012, we added 30 new engines which improved our engines’ performance and provided leading emission technologies to strengthen our customer relationships and attract new customers as well. Our new high horsepower engines have been well received and sales of our natural gas engines increased in 2014. We are already selling National V natural gas and National VI diesel engines in China and are ahead of the technology curve. We are well positioned for future growth in China.” Mr. Hoh concluded.

Mr. Kok Ho Leong, Chief Financial Officer of China Yuchai, stated, “We generated healthy cash flow from operations and maintained a strong balance sheet for 2014. We will continue to exercise financial prudence in the management of the Company.”

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for fiscal year 2014. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for fiscal year 2014 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.1190 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2014. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2014 or at any other date.

Unaudited Full Year 2014 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 26, 2015. The call will be hosted by Mr. Weng Ming HOH, President, and Mr. Kok Ho LEONG, Chief Financial Officer of China Yuchai. They will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 76369450, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: cyd@grayling.com

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